UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated December 7, 2023, announcing that the Company has lifted the option for one VLCC and ordered two Suezmaxes.

The information contained in Exhibit 99.1, except for the commentary of Alexander Saverys, of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: December 7, 2023

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 7 December – 8 a.m. CET

EURONAV ORDERS 1 VLCC AND 2 SUEZMAXES

ANTWERP, Belgium, 7 December 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that it has lifted the option for one more VLCC at Qingdao Beihai (China) and ordered two Suezmaxes at Daehan Shipbuilding (South Korea).

Euronav now has three VLCC’s on order at Qingqdao Beihai following the ordering of two VLCC’s earlier in the year. The purchase price of the third ship is identical to the previous two. The vessel is expected to be delivered in Q4 2026 and will be ready to be powered by a dual-fuel diesel-ammonia engine.

Furthermore, Euronav has concluded two newbuilding ice classed Suezmax orders at Daehan Shipbuilding. These two new ships have been long term time chartered to Valero. Delivery of these vessels is expected in April/May 2026 when each of the time charter contracts will begin.

CEO Alexander Saverys said: “We are very happy to extend our series of ammonia powered VLCC’s at Qingdao Beihai. We now have three state-of-the-art VLCC’s on order that are attractively priced and will deliver within 2026. We are also delighted to extend our relationship with our long-standing customer Valero with an order of 2 new Suezmaxes that will enter long term time charters. These two transactions reflect the strength of the Euronav position in the tanker market and the rapid application of our new strategy. We look forward to updating you in detail on our strategy at our upcoming capital market day in Q1 2024.”

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Contact:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359 Email: communications@euronav.com

About Euronav
Euronav NV is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further three under construction), 23 Suezmaxes (with a further five under construction) and 2 FSO vessels.

PRESS RELEASE Regulated information Thursday 7 December – 8 a.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.